Arm Holdings plc Reports Results for the Fourth Quarter and Fiscal Year Ended 2025

Cambridge, England, May 7, 2025: Arm Holdings plc (NASDAQ: ARM), the company that is building the future of computing, has today published a letter to its shareholders containing the company’s results for its fourth quarter and fiscal year ended Mar. 31, 2025. The letter is available on its investor relations website (https://investors.arm.com/financials/quarterly-annual-results). The shareholder letter will also be furnished to the Securities and Exchange Commission (SEC) on a Form 6-K and will be available on the SEC website at http://www.sec.gov.

Arm will host an audio webcast to discuss its results at 14:00 PT / 17:00 ET / 22:00 BST today, May 7. The live webcast will be available at https://edge.media-server.com/mmc/p/s6tdbfya/ and a replay will be at https://investors.arm.com/financials/quarterly-annual-results.

About Arm
Arm is the industry’s highest-performing and most power-efficient compute platform with unmatched scale that touches 100 percent of the connected global population. To meet the insatiable demand for compute, Arm is delivering advanced solutions that allow the world’s leading technology companies to unleash the unprecedented experiences and capabilities of AI. Together with the world’s largest computing ecosystem and 22 million software developers, we are building the future of AI on Arm.

All information is provided “as is” and without warranty or representation. This document may be shared freely, attributed and unmodified. Arm is a registered trademark of Arm Limited (or its subsidiaries or affiliates). All brands or product names are the property of their respective holders. © 1995-2025 Arm Limited.

Contacts
Media
Kristen Ray
Kristen.Ray@arm.com

Investors
Arm Investor Relations
Investor.Relations@arm.com